

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2019

Reinout Hendrik Schakel
Chief Financial Officer and Chief Strategy Officer
Luckin Coffee Inc.
17F Block A, Tefang Portman Tower
No. 81 Zhanhong Road
Siming District, Xiamen, Fujian
People's Republic of China, 361008

   Re: Luckin Coffee Inc.
   Draft Registration Statement on Form F-1
   Submitted November 25, 2019
   CIK 0001767582

Dear Mr. Schakel:

   This is to advise you that we do not intend to review your registration statement.

   We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jacqueline Kaufman at 202-551-3797 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services